

16014461

Mail Processing Section

FEB 26 2016

Washington DC 403

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Public

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 21426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tryon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Greenwood Cliff Suite 401
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)



NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Candace Scappator 704 831 5043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

200 East Broad St. Ste. 500 (Address) Greenville (City), SC (State) 29606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Public

OATH OR AFFIRMATION

I, H. Keith Bronnemer, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tryon Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CANDACE L SCAPPATOR
NOTARY
PUBLIC
MECKLENBURG COUNTY, NC

Signature

President

Title

Candace L. Scappator

Notary Public

My commission expires 8/28/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Submitted 2/25/16

> ⚠ **This form has NOT yet been submitted to FINRA. Please review the answers you provided. You must return to the editable version of the form and press the Submit button to send this information to FINRA.**

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Name of Auditor *: Elliott Davis Decosimo

PCAOB # *: 149

Auditor Address - Street *: 200 East Broad St. Ste 500

City *: greenville

State *: sc

Zip Code *: 29606

Auditor Main Phone Number *: 864-242-3370

Lead Audit Partner Name *: Barbara Rushing

Lead Audit Partner Direct Phone Number *: 864-242-2625

Lead Audit Partner Email Address *: brushing@elliottdavis.com

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

- ◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]
- ○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

◯ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

◯ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * Form X-17A-5 Part III facing page.pdf 143178 bytes

Oath or Affirmation.pdf 125002 bytes

SIPC Suplemental report 2015.pdf 273689 bytes

2015 First Tryon Securities - FS Confidential Final 2-24-16.pdf 263976 bytes

Public

First Tryon Securities, LLC

Financial Statements and Accompanying Information

For the Years Ended December 31, 2015 and 2014

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

Public

First Tryon Securities, LLC
2015 Annual Report

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Financial Condition 2

Notes to Financial Statements 3

Public



Report of Independent Registered Public Accounting Firm

The Members
First Tryon Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of First Tryon Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 24, 2016

Public

FIRST TRYON SECURITIES, LLC

Statements of Financial Condition

For the years ended December 31, 2015 and 2014

	2015	2014
Assets		
Cash and cash equivalents	$ 115,565	$ 108,758
Cash deposited with clearing broker	100,000	100,000
Marketable securities owned, at market value	23,910,644	39,595,747
Interest receivable	193,669	288,721
Property and equipment, net	158,859	204,734
Other assets	488,546	344,720
Total assets	$ 24,967,283	$ 40,642,680
Liabilities and Members' Equity		
Liabilities		
Securities sold not yet purchased, at market value	$ 4,495,042	$ 7,540,870
Margin account borrowings	10,880,451	23,703,661
Accrued compensation	808,172	579,385
Other accrued expenses and liabilities	245,354	243,683
Total liabilities	16,429,019	32,067,599
Members' Equity		
Capital	7,940,665	7,938,000
Distributable earnings	597,599	637,081
Total member's Equity	8,538,264	8,575,081
Total liabilities and member's Equity	$ 24,967,283	$ 40,642,680

Public

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements

For the years ended December 31, 2015 and 2014

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purposes of operation are to i) engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions, and ii) provide independent municipal advisory services to governmental and not-for-profit entities in connection with public financial or debt instruments. The Company was approved by the National Association of Securities Dealers to initiate trading operations as of October 21, 1996.

First Tryon Securities, LLC is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC, a North Carolina Limited Liability Company, effective May 3, 2011. The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement or the Act. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200 percent declining balance method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Net Trading Revenue

Net trading revenue represents revenue earned through the buying and selling of corporate and municipal fixed income securities. In addition to the revenue generated at the transaction level, net trading revenue also includes the write up or write down of the market value of the securities in inventory at the financial statement date.

Public

FIRST TRYON SECURITIES, LLC

Notes to Financial Statements

For the years ended December 31, 2015 and 2014

Note 2 - Summary of significant accounting policies (continued)

Financial advisory income

Financial advisory income primarily represents income earned from advisory services and is recorded based on contract price in the period earned.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Recently issued accounting pronouncements

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2016. The Company will apply the guidance using a modified retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Clearing broker and related payable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company was required to maintain a cash deposit of $100,000 as of December 31, 2015 and 2014, with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions

Public

Note 3 - Clearing broker and related payable (continued)

initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $10,880,451 and $23,703,661 in this account as of December 31, 2015 and 2014, respectively. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the years ended December 31, 2015 and 2014 was $391,845 and $489,093, respectively. The amount of margin available to the Company is based on the requirements of Pershing LLC, its clearing broker. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount of margin securities available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2015 and 2014 was $2,682,051 and $1,879,204, respectively.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company adopted "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Trading securities are recorded at fair value on a recurring basis.

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Public

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities at December 31, 2015 or 2014.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2015 and 2014 consist of the following:

Marketable securities owned at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2015**	**Level 1**	**Level 2**
State and municipal obligations	$ 2,961,612	$ -	$ 2,961,612
Corporate bonds, debentures and notes	19,602,557	1,870,696	17,731,861
Foreign bonds	1,346,475	-	1,346,475
	$ 23,910,644	$ 1,870,696	$ 22,039,948

Description	**12/31/2014**	**Level 1**	**Level 2**
State and municipal obligations	$ 17,854,265	$ -	$ 17,854,265
Corporate bonds, debentures and notes	20,420,492	2,990,400	17,430,092
Foreign bonds	1,320,990	-	1,320,990
	$ 39,595,747	$ 2,990,400	$ 36,605,347

Public

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

Securities sold, not yet purchased, at market value:

		Fair Value Measurements at Reporting Date Using	
Description	**12/31/2015**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 1,994,472	$ 510,686	$ 1,483,786
Obligations of U.S. government agencies	2,500,570	-	2,500,570
	$ 4,495,042	$ 510,686	$ 3,984,356
Description	**12/31/2014**	**Level 1**	**Level 2**
Corporate bonds, debentures and notes	$ 1,119,218	$ 552,099	$ 567,119
Obligations of U.S. government agencies	6,416,852	-	6,416,852
Foreign bonds	4,800	-	4,800
	$ 7,540,870	$ 522,099	$ 6,988,771

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 - Property and equipment

Property and equipment as of December 31, 2015 and 2014 is summarized as follows:

	2015	2014
Furniture and equipment	$ 433,152	$ 416,271
Software	40,426	40,426
Leasehold Improvements	380,511	380,512
	854,089	837,209
Less: accumulated depreciation	695,230	632,475
	$ 158,859	$ 204,734

Depreciation expense for the years ended December 31, 2015 and 2014 were $62,755 and $66,925, respectively.

Public

Note 6 - Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2015 and 2014, were as follows:

	2015	2014
Net capital	$4,223,031	$3,845,565
Net capital ratio (ratio of indebtedness to capital)	2.83 to 1	6.38 to 1

Note 7 - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 8 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. Participants may contribute annually up to $18,000 plus an additional $6,000 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $63,878 and $45,910 related to the 401(k) profit sharing plan for the years ended December 31, 2015 and 2014, respectively.

Note 9 - Supplemental cash flow information

Amounts paid for interest totaled $392,793 and $490,565 during 2015 and 2014, respectively.

Note 10 - Operating lease

The Company leases office space from its majority member under a ten-year operating lease agreement. Rent expense under this lease, as amended effective March 1, 2013, for the years ended December 31, 2015 and 2014 was $179,805 and $174,568, respectively. In addition, the company entered into a 24 month lease agreement for their Texas office on April 1, 2013. This agreement expired March 31, 2015 and was not renewed. Future lease obligations are shown in the table below:

2016	185,199
2017	190,755
2018	196,478
2019	202,372
2020	208,443
Subsequent	472,870

Public

Note 11 - Related party transactions

In addition to the leasing arrangement discussed in Note 10, the Company also performed standard accounting and building maintenance services for the majority member. The Company was paid $21,000 in 2014 for the services rendered. As of January 1, 2015, the Company no longer performed these services for the majority member.

During the year ended December 31, 2012 the Company extended loans to two members for the purpose of purchasing members' equity shares of the Company. The total balance of member loans was $162,000 and $78,335 at December 31, 2014 and 2015, respectively. The balances of these loans are reflected as a reduction to total members' equity in the accompanying balance sheet. The loans bear interest at a fixed rate of 5 percent with interest payments due from annual earnings distributions. During the year ended December 31, 2015 one of the loans was written off by the Company due to the exit of the respective member, resulting in the corresponding equity shares being removed from total equity. Principal payments of $2,665 were received on the remaining loan balance during the year ended December 31, 2015.

Note 12 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Additionally, the Company places its cash and cash equivalents on deposit with North Carolina financial institutions and with Pershing. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balance with Pershing ($100,000) is not insured.

Note 13 - Subsequent events

The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements which is the date these financial statements were issued.